UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MARCH 2022

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65, Euljiro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Decision on Merger (Key Management Matters of a Subsidiary)

1. Surviving Entity		SK Broadband Co., Ltd. (“SK Broadband”)

2. Merger Method		Broadband Nowon Co., Ltd. (“Broadband Nowon”) will merge with and into SK Broadband, such that SK Broadband will be the surviving entity and Broadband Nowon will be the non-surviving entity.

3. Purpose of Merger		To enhance management efficiency and strengthen business competitiveness

4. Merger Ratio		SK Broadband : Broadband Nowon = 1 : 0.5194947

5. Calculation of Merger Ratio

1. SK Broadband and Broadband Nowon are both unlisted stock companies. There are no laws or regulations providing for the method of calculation of the merger ratio for a merger among unlisted stock companies, and pursuant to Article 165-4 of the Financial Investment Services and Capital Markets Act of Korea (“FSCMA”) and Article 176-5 of the Enforcement Decree of the FSCMA, no assessment of the fairness of the merger consideration by an external assessment institution is required. However, SK Broadband voluntarily received such assessment in order to determine the appropriate value of Broadband Nowon.

The assessment method pursuant to the Inheritance Tax and Gift Tax Act of Korea, which is used for purposes of imposing tax or reducing tax-related disadvantages, is generally considered to be unsuitable for assessing fair value. Accordingly, SK Broadband considered the various assessment methods generally used for valuing companies based on asset value, revenue and market value, and selected the discounted cash flow (“DCF”) model, which is a method based on revenue, for calculating the merger ratio. The DCF model is the most widely used method in practice, and SK Broadband determined it to be the most suitable method for assessing a company’s corporate value in general, because it reflects the company’s future revenue stream or ability to generate cash. The share values of SK Broadband and Broadband Nowon were calculated based on estimated revenues. The merger ratio was calculated based on these share values.

2. The value per share of SK Broadband and Broadband Nowon are Won 11,003 and Won 5,716, respectively, resulting in the merger ratio of 1 : 0.5194947.

6. Class and Number of New Shares to be Issued in the Merger	Common Shares	592,223
	Class Shares	—
7. Merger Counterparty	Company Name	Broadband Nowon Co., Ltd.
	Principal Business	Fixed-line broadcast services
	Relationship to SK Telecom Co., Ltd. (the “Company”)	Subsidiary
Summary Financial Information as of and for the Year ended December 31, 2021 (in millions of Won)	Total Assets	22,637	Share capital	5,700
	Total Liabilities	1,716	Sales Amount	8,333
	Total Shareholders’ Equity	20,922	Net Income	216

8. Merger Timetable	Scheduled Date of Shareholders’ Meeting		—
	Period for Tendering Existing Shares	From	—
		To	—
	Creditor Objection Period	From	October 4, 2022
		To	November 4, 2022
	Date of Merger		November 7, 2022
	Registration Date of Merger		November 9, 2022
	Issuance Date of New Stock		—

9. Appraisal Rights

As the merger qualifies as and will be carried out as a small scale merger pursuant to Article 527-3 of the Korean Commercial Code (the “KCC”), shareholders of SK Broadband are not entitled to appraisal rights, and the resolution of the board of directors (the “Board”) will substitute the approval by the general meeting of the shareholders. The expected date of Board approval is October 4, 2022.

10. Date of Board Resolution			March 30, 2022

- Attendance of Outside Directors	Present		—
	Absent		—
- Attendance of Auditors (non-outside director members of Audit Committee)			Absent

11. Other Important Matters Relating to Investment Decision

(1) Pursuant to Clause 4 of Article 527-3 of the KCC, if shareholders who own no less than 20 percent of the total issued and outstanding shares of SK Broadband give written notice to SK Broadband of their intent to dissent from the merger within two weeks of receipt of the notice of the small scale merger, the merger cannot be carried out as a small scale merger, in which case SK Broadband will separately decide whether to carry out the merger as a general merger.

(2) Broadband Nowon, as the merger counterparty, will carry out the merger as a short-form merger pursuant to Article 527-2 of the KCC. As the Company, which owns all of the shares of Broadband Nowon, waived its appraisal rights, Broadband Nowon will not grant any appraisal rights in connection with this merger.

(3) The statement of financial information of SK Broadband included in “Merger Counterparty” set forth in Item 7 above are as of December 31, 2021 and have been prepared in accordance with the International Financial Reporting Standards as adopted by Korea. The statements of income amounts reflect the amounts for the period from January 1, 2021 to December 31, 2021. The corresponding amounts have been audited by the external auditors of SK Broadband.

(4) Regarding the merger timetable, the Board resolution and notices will substitute the general meeting of the shareholders to report the closing, which are expected to take place on November 8, 2022.

(5) The “Merger Timetable” set forth in Item 8 above and the related schedules included in this report are estimates as of the date of this report, and are subject to change depending on various factors, including but not limited to, any amendment to applicable laws, obtaining the necessary consents for the merger, the discussion and approval process with relevant authorities and the satisfaction of applicable closing conditions.

(6) The merger agreement may be terminated or amended before the date of the merger if any of the following events occur:

•  The merger parties agree in writing between the date of the merger agreement and the date of the merger to terminate the merger agreement;

•  Any circumstance that has or would reasonably be expected to have a material adverse effect on the property and business conditions of a merger party is identified between the date of the merger agreement and the date of the merger;

•  Shareholders who own no less than 20 percent of the total issued and outstanding shares of SK Broadband give written notice to SK Broadband of their intent to dissent from the merger within two weeks of receipt of the notice of the merger; or

•  The merger parties fail to obtain necessary government approvals relating to the merger that are required to be obtained prior to the date of the merger.

Information about SK Broadband

(as of December 31, 2020)
Name	SK Broadband Co., Ltd.

- Representative	Jin Hwan Choi*

- Principal Business	Fixed-line telecommunications

- Material Subsidiary of the Company	Yes

Total Assets (Won)	5,803,593,242,766

Consolidated Total Assets of the Company (Won)	47,906,956,258,143

Ratio of SK Broadband’s Total Assets to the Company’s Consolidated Total Assets (%)	12.11

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By:	/s/ Hee Jun Chung
(Signature)
Name:	Hee Jun Chung
Title:	Vice President

Date: March 30, 2022